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                             June 25, 2024

       Terence Zou
       Chief Executive Officer
       Ryde Group Ltd
       Duo Tower, 3 Fraser Street, #08-21
       Singapore 189352

                                                        Re: Ryde Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            CIK No. 0001971115

       Dear Terence Zou:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Meng Ding